DLA Piper US LLP 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com
Dauglas J. Rein doug.rein@dlapiper.com T 858.677.1443 F 858.638.5043

July 23, 2007

Via EDGAR and COURIER

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	HLS Systems International Ltd. Amendment 6 to Registration Statement on Form S-4 File No. 333-132826

Ladies and Gentlemen:

On behalf of HLS Systems International Ltd. (the “Company”), we are transmitting herewith for filing with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Amendment No. 6 to the Company’s Registration Statement on Form S-4 (No. 333-132826) (the “Registration Statement”), together with all exhibits listed therein as being filed with such amendment.

The courtesy packages that are being provided via courier to Ms. M. Cathey Baker and Mr. Brian Bhandari contain a copy of this letter and two copies of Amendment No. 6 to the Registration Statement (one of which is marked to show changes from Amendment No. 5 to the Registration Statement, as filed with the Commission on July 2, 2007).

The Company thanks the staff of the Commission (the “Staff”) for its prompt review of the Registration Statement and its detailed comments provided in the Staff’s letter dated July 13, 2007 (the “Comment Letter”). We hereby submit the following responses and supplemental information with respect to the Comment Letter. For ease of reference, we have included the text of each of the Staff’s comments followed by the Company’s response.

We respectfully request that the Staff review this filing on an expedited basis, to permit Chardan North China Acquisition Corporation to provide its stockholders with the opportunity to vote on whether they approve the contemplated business combination.

General

1.
Revise the registration statement to describe in detail the oral agreement/understanding memorialized in the voting agreement between Mr. Ka Wa Cheng, Advance Pacific Holdings Limited and Madame Qiao Li. Indicate when the agreement/understanding was entered into between Ma Wa Cheng and Qiao Li. Address the material terms of the voting agreement specifically addressing Mr. Ka Wa Cheng’s ability to control Gifted Time Holdings and HollySys. We specifically note your statement in your response that “Wang Changli and Qiao Li exercise control over GTH before the transaction, and they continue to exercise control now.” Revise throughout your document to clarify the parties’ intentions and understandings concerning policy changes or changes in financial and operational control of Gifted Time Holdings and HollySys.

Securities and Exchange Commission July 23, 2007 Page Two

RESPONSE: The Company has revised the prospectus as requested.

2.
Please provide us with a detailed legal analysis addressing the enforceability of the Voting Agreement under the applicable law between APH, Ka Wa Cheng and Qiao Li referenced in your supplemental response dated July 11,2007. We may have further comment.

RESPONSE: Neither the Company or Chardan know of any reason to question the enforceability of either the original oral understanding that the parties reached during negotiations or the Voting Agreement that memorializes that understanding. The agreement relates to the exercise of voting rights of stock in a BVI company and election of directors of that company, so the law most likely to be applied in determining the enforceability of the voting agreement is that of the BVI.

As in the U.S., BVI law generally recognizes the right of parties to enter into contracts, other than those that are illegal or contrary to public policy. We have consulted with BVI counsel, who advises that there is no legal basis to consider the Voting Agreement to be either illegal or contrary to public policy. To the contrary, BVI law readily recognizes the transferability of rights associated with ownership of stock in a BVI company. One such example is the APH pledge of the Gifted Time Holdings stock to secure repayment of the bridge loan, as described in the prospectus.

The authority of a BVI stockholder to confer upon another the right to vote that party’s stock is clear under BVI law. For example, the Articles of Association of Gifted Time Holdings itself expressly permit a stockholder to authorize another to vote in its stead at a meeting. That right goes beyond merely carrying out the instruction of the stockholder who is unable to attend, and permits the proxyholder representing the stockholder to exercise his or her discretion to vote as the proxyholder chooses to vote. The voting agreement does nothing more than put into writing exactly the type of agreement that the Articles of Gifted Time Holdings clearly authorize.

Securities and Exchange Commission July 23, 2007 Page Three

Indeed, in this regard, BVI law seems to go well beyond typical corporation statutes in the US and some other jurisdictions. In particular, we note that, under both the Gifted Time Holdings and HLS Memorandum of Association, members of the board of directors can actually assign their rights and responsibilities as a director to an “alternate,” who is authorized to act in the place of the elected director. This right to act in place of an elected director is not merely as a conduit for carrying out instructions conveyed by the elected director; rather, it provides the alternate the ability to exercise the full degree of discretion allowed a director under BVI corporation law.

For those reasons, the Company and Chardan North know of no legal basis to question the enforceability of the agreement.

3.	File the Voting Agreement as an exhibit to the registration statement/proxy.

RESPONSE: The Company has filed the Voting Agreement as an exhibit to the registration statement.

4.
We note your statement in the supplemental response dated July 11, 2007 that “APH is not familiar with the basic operational and financial requirements of HollySys ....” Revise to indicate, if true, that Ka Wa Cheng and APH are not familiar with the basic operational and financial requirements of HollySys. We note your current disclosure that indicates APH and Cheng “had substantial familiarity with the business of HollySys and its management team.” Please revise as appropriate.

RESPONSE: The Company has revised the prospectus as requested.

5.	Please revise to disclose Ka Wa Cheng and APH’s compensation and/or purpose for entering into the transaction in December 2006.

RESPONSE: The Company has revised the prospectus as requested.

6.
We note your response which indicates that it is expected that APH will default on the $200 million note to the GTH Stockholders. However, it appears that legally APH may be able to fulfill its obligations under the $200 million note. Please expand your disclosure to specifically address the fact that APH may have the ability to raise funds to pay off the $200 million note and precluding the BVI shareholders from re-gaining control of the entity subsequent to the Chardan transaction or advise us why such disclosure is not necessary. We note the risk factor 34 simply indicates that there may be a change in control.

Securities and Exchange Commission July 23, 2007 Page Four

RESPONSE: The Company has revised the prospectus as requested.

7.
We note your response to our prior comment 1. We cannot locate the Forms AW you indicate have been filed. Please have Chardan North China Acquisition Corp submit Forms AW to request withdrawal of the registration statements filed on 6/28/06 and 9/1/06.

RESPONSE: The Forms AW have been filed and we understand that they have been accepted.

Summary

Gifted Time Holdings

Business Operations, page 13

8.
We note the statement in Note 5 on FII-23 in the Notes to the Financial Statements that “The Company expects that HollySys Haotong will get into liquidation status once the warranty periods for the contracts performed by HollySys Haotong are expired.” Please revise to address that HollySys Haotong will go into liquidation status and the implications following that action throughout the appropriate locations in the prospectus/proxy statement.

RESPONSE: The prospectus has been revised as requested.

HollySys Reorganization and Ownership, page 19

9.	Revise to clarify your statement that “[n]either Advance Pacific nor Mr. Cheng had any previous affiliation with HollySys or Gifted Time Holdings.”

RESPONSE: The prospectus has been revised as requested.

Risk Factors, page 37

10.
We note that the first risk factor on page 49 addresses potential violations of the consignment agreements and the thirty-fourth risk factor on page 59 discuss the potential adverse effect upon and/or change of control of HollySys that could arise from Advance Pacific’s obligation to repay $230 million to OSCAF after the stock purchase. Please state whether, if such an adverse effect or change of control takes place, there is any risk that the consignors would not honor their obligations under the consignment agreements.

Securities and Exchange Commission July 23, 2007 Page Five

RESPONSE: The Company has revised the prospectus to address that risk. The Company does not believe there is any additional risk if Advance Pacific defaults on the $200 million note and the shares of HLS revert (through OSCAF) to the Gifted Time Stockholders, since that is the position the parties were in before the December 2006 transactions.

11.
As a related matter, please state whether, to the registrant’s knowledge, there would be any impediment to Advance Pacific’s meeting its $230 million repayment obligation by additional debt financing secured by a second lien on the pledged HLS common stock.

RESPONSE: The prospectus has been revised as requested.

Chardan’s Reasons for the Stock Purchase and Recommendation of the Chardan Board, page 59

12.	We note your response to comment 32. We were unable to find your revision as indicated in your response therefore we reissue the comment.

RESPONSE: The prospectus has been revised as requested. The Chardan Board determined a range of valuations, each of which supported the determination that the transaction was fair from a financial point of view. We do not believe that the Board's conclusion that each of the valuation amounts supported the determination of fairness results in any additional risks or any failure in the approval process.

Recent Significant Transactions, page 111

13.
We note your response to comment 35 and 36 concerning the relationship between Mr. Ka Wa Cheng and Qiao Li, HollySys and the owners of HollySys, We also note your statements that “Mr. Ka Wa Cheng was one of Madame Qiao’s classmates while they were pursuing an International Executive MBA at the Hong Kong University of Science & Technology and he is also trusted by Madame Qiao, Mr. Cheng has no involvement in, and has not been affiliated with Madame Qiao Li, HollySys operating company, or Dr. Wang Changli.” We note your statement in the next paragraph that indicates Mr. Ka Wa Cheng “had substantial familiarity with the business of HollySys and its management team ...” Finally, we note that in a conference call on July 6, 2007 counsel for the company stated that Mr. Ka Wa Cheng had entered into an oral understanding between Advance Pacific Holdings Limited and Madame Qiao Li regarding the control and operation of Gifted Time Holdings and HollySys and that the agreement was being memorialized. Please revise to clarify the inconsistencies in the description of Mr. Cheng’s relationship with Gifted Time Holdings and its stockholders. Describe in detail the relationship between Mr. Ka Wa Cheng, Qiao Li, Gifted Time Holdings, the owners of Gifted Time Holdings and HollySys.

Securities and Exchange Commission July 23, 2007 Page Six

RESPONSE: The prospectus has been revised as requested.

14.
We note your response to comment 34. We also note your supplemental response dated July 11, 2007 regarding the control of Gifted Time Holdings. Revise to address how Ka Wa Cheng was identified and selected as a purchaser for the Gifted Time Holdings stock.

RESPONSE: The prospectus has been revised as requested.

15.
We note your response to comment 38 and that a proxy to extend the time period to consummate a business combination has been filed. Please provide the disclosure requested in comment 38, Liquidity and Capital Resources, page 128.

RESPONSE: The prospectus has been revised as requested. Rather than discussing those issues in the MD&A section, the Company has added the discussion to the section entitled "Information About Chardan".

Liquidity and Capital Resources, page 128

16.
Please revise to discuss the specific factors that contributed to an approximate 91% increase in overall inventory between June 30, 2006 and March 31,2007. As a component of this increase, we note that your finished goods increased from $3.9 million to $10.4 million, respectively, during this period.

RESPONSE: The prospectus has been revised as requested.

Unaudited Pro Forma Balance Sheet, page 143

17.
We reviewed your response to our prior comment 42, noting your intention to remove adjustment “I” from your pro forma financial statements. We note you removed the description of the adjustment, but not the adjustment itself from your pro forma balance sheets. Please revise to remove this adjustment.

RESPONSE: We had removed the description and agjustment relating to the repayment of loans by the combined company. The prospectus has been revised as requested to also remove the description and adjustment relating to the $30 million as repayment of loans due from the sole stockholder of Gifted Time.

Securities and Exchange Commission July 23, 2007 Page Seven

Gifted Time Holdings Financial Statements

Accounts Receivable and Other Receivables. FII-12

18.
We reviewed your response to our prior comment 45. Your response did not address our comment in its entirety, thus the comment will be partially reissued. To further enhance an investor’s understanding of your receivables, please revise to provide disclosures discussed in Sections 6.21(b) and 6.27 of the AICPA Construction Contractors Audit and Accounting Guide (e.g. range of contract durations, the amount of receivables maturing after one year).

RESPONSE: The footnotes to the financial statements have been revised as requested. Holly Sys has advised the company that there was no specified description on billing invoices indicating which amount will be mature after one year and corresponding interest charge.

19.
We reviewed your response to our prior comment 46. To enhance an investor’s understanding of your receivables, please revise to include portions of your response. Specifically, disclose (i) your reasonable expectation for this industry in China to take over one year to collect billed amounts, (ii) your assertion that you consider billed accounts receivable over one year as past and (iii) your assertion that your long-term relationships with customers and provision of continuous services to these customers minimize the risk of bad debts.

RESPONSE: The footnotes to the financial statements have been revised as requested.

Note 16- Upcoming Acquisition. FII-31

20.
We reviewed your response to our prior comment 49 and your supplemental response dated July 12, 2007. Your financial statements would greatly benefit by inclusion of a portion of your response relating to your SFAS 141 (paragraph 17) analysis and details of the Voting Agreement. Specifically disclose the facts supporting your conclusion that a change of control has not taken place (e.g. the parties that have control over operational and financial policy decisions, appointment of the Board of Directors, etc.). In addition, clarify the conditions in which a change of control would be complete (e.g. APH’s payment of the $200 million note concurrent with its retention of a controlling interest in Gifted Time) and the resulting accounting consequences.

RESPONSE: The footnotes to the financial statements have been revised as requested.

Securities and Exchange Commission July 23, 2007 Page Eight

Other Regulatory

21.	Please provide current consents of the independent accountants in any amendment.

RESPONSE: Current accountant consents are filed with this amendment

We believe that this response addresses the comments raised by the Staff. As indicated above, we respectfully request that the Staff expedite its review of this filing since Chardan North China Acquisition Corporation needs to distribute the proxy statement/prospectus to its stockholders to permit them to vote on the proposed transaction. If you have any questions or comments regarding this filing, please do not hesitate to contact me at (858) 677-1443.

Sincerely,

DLA Piper US LLP

Douglas J. Rein
Partner

Admitted in California